UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

NextNav Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

65345N106

(CUSIP Number)

July 13, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65345N106

1	NAMES OF REPORTING PERSONS Joseph D. Samberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 5,850,000
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 5,850,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,850,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 65345N106

1	NAMES OF REPORTING PERSONS The Joseph D. Samberg Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 5,000,000
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 5,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1(a).	Name of Issuer:

NextNav Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1775 Tysons Blvd., 5th Floor

Mclean, Virginia 22102

Item 2(a).	Names of Persons Filing:

The names of the persons filing this report (each a “Reporting Person”, collectively, the “Reporting Persons”) are:

1.	Joseph D. Samberg (“Mr. Samberg”); and
2.	The Joseph D. Samberg Revocable Trust (the “Revocable Trust”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1091 Boston Post Road

Rye, New York 10580

Item 2(c).	Citizenship:

Mr. Samberg is a United States citizen; and

The Revocable Trust is a New York trust

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

65345N106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information required by this item with respect to the Reporting Persons is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G. The ownership percentages reported are based on the 96,570,630 shares of Common Stock outstanding as of May 9, 2022 as reported in the Issuer’s Form 10-Q filed on May 12, 2022.

Mr. Samberg does not directly hold any shares of Common Stock. As of July 22, 2022, the Revocable Trust, of which Mr. Samberg serves as trustee, directly holds 5,000,000 shares of Common Stock, and entities controlled by Mr. Samberg (the “Trusts”) directly hold 850,000 shares of Common Stock. Mr. Samberg may be deemed to beneficially own the securities directly held by the Revocable Trust and the Trusts.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

The Reporting Persons hereby make the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 25, 2022

/s/ Joseph D. Samberg
JOSEPH D. SAMBERG

The JOSEPH D. SAMBERG REVOCABLE TRUST

By:	/s/ Joseph D. Samberg
Name: Joseph D. Samberg
Title: Trustee